FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
2018 ANNUAL RESULTS
AUDIO WEBCAST AND CONFERENCE CALL

There will be an audio webcast presentation and conference call today for investors and analysts. The speakers will be: John Flint, Group Chief Executive; and Ewen Stevenson, Group Chief Financial Officer.

A copy of the presentation to investors and analysts is attached and is also available to view and download at https://www.hsbc.com/investors/results-and-announcements/all-reporting/group'. Full details of how to access the conference call appear below and details of how to access the webcast can also be found at www.hsbc.com/investors/results-and-announcements.

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/4136Q_1-2019-2-18.pdf

Time: 7.30am (London); 3.30pm (Hong Kong); and 2.30am (New York).

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: HSBC
	Toll-free	Toll
UK	0808 234 1369	+44 203 651 4876
US	1 800 742 9301	+1 845 5071610
Hong Kong	800 906 648	+852 3051 2792
International		+61 283 733 610

Replay access details from 19 February 2019 19:45 HK time (11.45 GMT) - 19 March 2019 20:59 HK time (12.59 GMT):

Passcode: 9629149
	Toll-free	Toll
UK	0808 234 0072	+44 203 701 4269
US	1 855 452 5696	+1 646 254 3697
Hong Kong	800 963 117	+852 3051 2780
International		+61 290 034 211

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide across 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,558bn at 31 December 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 19 February 2019